VENABLE® LLP
8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707
Telephone 703-760-1600
Facsimile 703-821-8949
www.venable.com



Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com


05005655

February 4, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following filings of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Change of Director's Interest Notice (Appendix 3Y) re: Denis Michael Hanley (change dated December 16, 2004)

2. Change of Director's Interest Notice (Appendix 3Y) re: Malcolm John McComas (change dated December 16, 2004)

3. New issue announcement, application for quotation of additional securities and agreement (Appendix 3B) (dated December 6, 2004)

4. New issue announcement, application for quotation of additional securities and agreement (Appendix 3B) (dated November 12, 2004)

5. Press Release: Pharmaxis Establishes Level One American Depositary Receipt (ADR) Program (dated November 12, 2004)

6. Shareholder Notice of General Meeting (dated November 9, 2004)

7. Shareholder Notice re: Offer of New Fully Paid Ordinary Shares in Pharmaxis Ltd under a Share Purchase Plan (dated November 9, 2004)

8. Market Release re: Trading Halt (dated November 1, 2004)

9. Quarterly report for entities admitted on the basis of commitments (Appendix 4C) (dated October 28, 2004)

10. Press Release: Pharmaxis Aridol Asthma Trial Successful (dated October 26, 2004)

11. New issue announcement, application for quotation of additional securities and agreement (Appendix 3B) (dated October 15, 2004)

12. Press Release: Aridol Update (dated October 1, 2004)

13. Quarterly Report to Shareholders No. 4 (July – September 2004)

14. 2004 Annual Report for the year ended June 30, 2004

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,



Elizabeth R. Hughes

Enclosures

cc: David McGarvey

DC1/191897v1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PHARMAXIS LTD
ABN 75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DENIS MICHAEL HANLEY
Date of last notice	12 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 December 2004
No. of securities held prior to change	Ordinary shares: 560,000 Options over Ordinary shares: 1,040,000
Class	Ordinary
Number acquired	Ordinary shares: 151,333 in share placement and 6,664 in share purchase plan.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$118,498
No. of securities held after change	Ordinary shares: 717,997 Options over Ordinary shares: 1,040,000

+ See chapter 19 for defined terms.

Nature of change Example: *on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	Participation in second tranche of share placement and also in share purchase plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **PHARMAXIS LTD**
ABN 75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MALCOLM JOHN McCOMAS
Date of last notice	12 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Change in Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	New interest by Bunyala Super Pty Ltd – company controlled by the director Existing interest by Movilli Pty Ltd – company controlled by the director
Date of change	16 December 2004
No. of securities held prior to change	Ordinary shares – Movilli Pty Ltd: 100,000 Options over Ordinary shares: 200,000
Class	Ordinary
Number acquired	Ordinary shares: 26,666
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,000
No. of securities held after change	Ordinary shares – Movilli Pty Ltd: 100,000 Ordinary shares – Bunyala Super Pty Ltd: 26,666 Options over Ordinary shares: 200,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in second tranche of share placement issued and allotted 16 December 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	84,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of fully paid ordinary shares upon exercise of options granted under the Pharmaxis Ltd Employee Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	64,000 shares at $0.125 per share 20,000 shares at $0.3125 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options under Pharmaxis Ltd Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9th December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	99,540,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 *if* applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		2,720,000	Options expiring on various dates with an exercise price pf $0.125 (ASX Code PXSAM)
		7,084,000	Options expiring on various dates with an exercise price pf $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price pf $0.376 (ASX Code PXSAQ)
		45,000	Options expiring 24 March 2014 with an exercise price pf $0.508 (ASX Code PXSAS)
		15,000	Options expiring 3 June 2014 with an exercise price pf $0.426 (ASX Code PXSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from policy disclosed in the prospectus dated 26 September 2003

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 6th December 2004
(Company secretary)

Print name: ......David McGarvey............

== == == == ==

+ See chapter 19 for defined terms.

pharmaxis

ASX RELEASE

12 November 2004

Issue of First Tranche Placement of Shares

As announced to the market on 3 November 2004, the company has agreed to issue an aggregate total of 22 million fully paid ordinary shares at $0.75 per share in a placement to certain institutional and sophisticated investors to raise a total of $16.5 million.

The issue and allotment under the placement is to occur in two tranches.

The company has today issued and allotted the first tranche of 16.2 million of the placement shares.

The company encloses the Appendix 3B in respect of the issue.

Following today's issue and allotment, the total number of issued fully paid ordinary shares is 124,504,000. The proceeds of the capital raising will be used to replenish the cash funds expended during 2004 on the Company's successful clinical trials and therefore allow the Company to proceed with a new international Phase III clinical trial for Bronchitol™ in 2005.

Disclosure Notice under Section 708A(5)(e) of the Corporations Act 2001

The Company gives the following notice under section 708A(5)(e) of the Corporations Act 2001 (**Corporations Act**):-

- The 16.2 million fully paid ordinary shares were issued and allotted on 12 November 2004;
- The Company issued the 16.2 million shares without disclosure to investors under Part 6D.2 of the Corporations Act; and
- as at the date of the notice, the Company has complied with:
    - the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
    - section 674 of the Corporations Act; and
- as at the date of this notice, there is no excluded information as defined by sections 708A(7) and 708A(8) of the Corporations Act 2001.

David McGarvey
Company Secretary

Pharmaxis Ltd
ABN 75 082 811 630

Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia

T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The new ordinary shares were issued in a placement and rank pari passu with existing ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.75 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To replenish the cash funds expended during 2004 on the company's successful clinical trials and therefore allow the company to proceed with a new international Phase III clinical trial of Bronchitol in 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 November 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	99,540,000	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005; ASX Code PXSAK)
		2,784,000	Unlisted options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)
		7,104,000	Unlisted options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)
		500,000	Unlisted options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)
		60,000	Unlisted options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)
		15,000	Unlisted options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from policy disclosed in prospectus dated 26 September 2003

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company secretary) Date: 12 November 2004

Print name: David McGarvey

== == == == ==

+ See chapter 19 for defined terms.

pharmaxis

ASX/ Media release

12 November 2004

Pharmaxis Establishes Level One American Depositary Receipt (ADR) Program

Pharmaxis (ASX:PXS) is pleased to announce that the establishment of its Level One ADR Program has been declared effective by the US Securities and Exchange Commission (SEC) as from 12 November 2004. The Bank of New York was appointed as the depositary bank for the ADR program.

A Level One ADR Program facilitates the purchase of Pharmaxis shares by US investors. Under the program, one ADR is equivalent to 15 ordinary shares of Pharmaxis. The ADR's trade in the US over-the-counter (OTC) market under the symbol PHMXY (CUSIP number 71715J105).

Dr Alan Robertson, Chief Executive Officer of Pharmaxis said: "We are building an international pharmaceutical business. Establishing a Level One ADR Program is part of a broader initiative enabling international investment in the company, particularly by the important US capital markets."

About ADRs

ADR's are commonly used to facilitate the holding and trading of foreign securities by US residents which would otherwise be prohibited by US securities laws.

Level One Depositary Receipts are freely tradeable, just like any other security, in the US over-the-counter (OTC) market. Trading activity is available on the Bloomberg website: **www.bloomberg.com**

Level One ADR's do not necessitate compliance with US Generally Accepted Accounting Principles (US GAAP) or SEC disclosure other than that provided to a company's home stock exchange.

A Level Two ADR program is required for a company seeking to list on the NASDAQ or NYSE, and a Level Three program is required for a US public offering.

To find more detail about ADR's and the Bank of New York, go to **http://www.adrbny.com**.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**

ends#

For further information, please contact:

David McGarvey - Pharmaxis Chief Financial Officer

Ph: (02) 9454 7203 or david.mcgarvey@pharmaxis.com.au

Released through: - Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis (ACN 082 811 630)

Pharmaxis develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

9 November 2004

Dear Shareholder

GENERAL MEETING

Pharmaxis Ltd has agreed to issue a total of 22 million fully paid ordinary shares at $0.75 per share in a placement to certain institutional and sophisticated investors to raise a total of $16.5 million. The placement will replenish the cash funds expended during 2004 on the Company's successful clinical trials and therefore allow Pharmaxis to proceed with a new international Phase III trial for Bronchitol™ in 2005.

Certain shareholder approvals are required in respect of the issue and allotment of the shares. A General Meeting of Pharmaxis Ltd has been convened for 10:30 am on 13 December 2004 at the Company's offices at Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086 to consider the following:-

- The Company will issue and allot 16.2 million of the placement shares on 12 November 2004 and seeks subsequent shareholder approval for the issue and allotment of those shares in accordance with ASX Listing Rule 7.4.
- The balance of 5.8 million fully paid ordinary shares exceeds the 15% share issue capacity limit in ASX Listing Rule 7.1. Shareholder approval is sought in order to issue and allot those shares.
- The Company has agreed to issue and allot 151,334 of the placement shares to Mr Denis Hanley, the chairman of the Company. Shareholder approval is sought in relation to the issue and allotment of shares to Mr Hanley in accordance with ASX Listing Rule 10.11.
- The Company has agreed to issue and allot a total of 53,333 of the placement shares to associates of Mr Malcolm McComas, an independent director of the Company. Shareholder approval is sought in relation to the issue and allotment of shares to associates of Mr McComas in accordance with ASX Listing Rule 10.11.

I encourage you to vote on the resolutions contained in the notice of meeting either in person or by returning the enclosed proxy form. Shareholders who attend the meeting will have the opportunity to see the Company's offices.

Yours sincerely



Alan Robertson
Chief Executive Officer



Pharmaxis Ltd
ABN 75 082 811 630

Notice of Annual General Meeting

Notice is hereby given that a General Meeting of the shareholders of Pharmaxis Ltd ABN 75 082 811 630 (**Company**) will be held at 10:30 am on 13 December 2004 at the Company's offices at Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086.

Business

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:-

1. That approval be given in accordance with ASX Listing Rule 7.4 for the issue and allotment in November 2004 of 16.2 million new fully paid ordinary shares in the capital of the Company at $0.75 per share as detailed in the explanatory statement.

2. That approval be given in accordance with ASX Listing Rule 7.1 for the issue and allotment of 5.8 million new fully paid ordinary shares in the capital of the Company at $0.75 per share as detailed in the explanatory statement.

3. That approval be given in accordance with ASX Listing Rule 10.11 for the issue and allotment of 151,334 fully paid ordinary shares in the capital of the Company at $0.75 per share to Mr Denis Hanley as detailed in the explanatory statement.

4. That approval be given in accordance with ASX Listing Rule 10.11 for the issue and allotment of 53,333 fully paid ordinary shares in the capital of the Company at $0.75 per share to associates of Mr Malclom McComas as detailed in the explanatory statement.

Other Business

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act.

Voting Restrictions

Resolution 1

The Company will disregard any votes cast on resolution 1 by:

- any person who received securities in the issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed; and
- an associate of any such person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 2

The Company will disregard any votes cast on resolution 2 by:

- any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed; and
- an associate of any such person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 3

The Company will disregard any votes cast on resolution 3 by:

- Mr Denis Hanley; and
- an associate of Mr Denis Hanley.

However the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

Resolution 4

The Company will disregard any votes cast on resolution 4 by:

- Mr Malcolm McComas and his associates who are proposed to receive shares; and
- an associate of Mr Malcolm McComas or his associates who are proposed to receive shares.

However the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

By order of the Board



Mr David McGarvey
Company Secretary
9 November 2004

Voting Entitlements

For the purpose of ascertaining voting entitlements at the General Meeting, ordinary shares will be taken to be held by the persons who are registered as shareholders of the Company at 7:00 pm Sydney time on 11 December 2004.

Proxies

A proxy form accompanies this notice of meeting. Each shareholder entitled to attend and vote has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The proxy form must be deposited no later than 48 hours before the commencement of the meeting at Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 or by post at GPO Box 4195 Sydney NSW 2001 or at the Company's Registered Office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220 or to the Company on (02) 9451 3622.

EXPLANATORY STATEMENT

Background

On 3 November 2004, the Company agreed to issue and allot 22 million new fully paid ordinary shares in the capital of the Company (**Placement Shares**) at $0.75 per Placement Share to raise $16.5 million (**Placement**). The Company requires certain shareholder approvals in respect of the issue and allotment of the Placement Shares.

The Company is raising funds in order to replenish the cash funds expended during 2004 on the its successful clinical trials and therefore allow Pharmaxis to proceed with a new international Phase III trial for Bronchitol™ in 2005.

The Company is proposing to issue and allot the Placement Shares in two tranches. The Company will issue and allot the first tranche of 16.2 million Placement Shares on 12 November 2004. The Company does not require prior shareholder approval to issue and allot the first tranche under the ASX Listing Rules. Resolution 1 of the notice of meeting seeks subsequent approval for the issue of the first tranche of the Placement Shares under ASX Listing Rule 7.4.

The issue and allotment of the second tranche of 5.8 million Placement Shares is subject to shareholder approval. Subject to the receipt of necessary shareholder approval, it is proposed that the second tranche Placement Shares be issued and allotted as soon as practicable after the General Meeting on 13 December 2004 (and in any event within three months of the General Meeting).

Settlement of the Placement has been fully underwritten by Wilson HTM Australia Limited (**Wilson HTM**). Wilson HTM have been paid customary underwriting and brokerage fees in relation to the Placement.

The Placement Shares will rank equally with all existing fully paid ordinary shares on issue in the capital of the Company. At the date of this explanatory statement, the Company has 108,304,000 fully paid ordinary shares and 10,463,000 options over ordinary shares on issue. After issue and allotment of the first tranche of the Placement Shares, the number of ordinary shares on issue will increase to 124,504,000. If the second tranche Placement Shares are issued, the number of ordinary shares on issue will increase to 130,304,000. The Company has announced that it will also undertake a share purchase plan to allow shareholders registered with addresses in Australia on 8 November 2004 to subscribe for up $5,000 worth of fully paid ordinary shares at $0.75. The number of ordinary shares on issue will increase as a result of shares issued under the share purchase plan, depending on the level of demand.

The issue price of $0.75 represents approximately an 8.9% discount to the volume weighted average share price of the Company's shares during October 2004 and approximately a 10.9% discount to the volume weighted average share price over the five days on which the Company's shares were traded before the announcement of the Placement and share purchase plan.

The Placement was undertaken by Wilson HTM by way of an institutional and sophisticated investor bookbuild. The allottees of Placement Shares were identified in the bookbuild process and then determined by Wilson HTM in consultation with the Company. The subscribers are investors not requiring a disclosure document under the Corporations Act 2001(Cth) and are predominantly institutional investors. The subscribers comprise of existing institutional and sophisticated shareholders of the Company, a number of new institutional and sophisticated investors and clients of Wilson HTM. Subscribers have typically been allocated with a percentage of Placement Shares for which they have subscribed in the first tranche and the second tranche. Conditional on shareholder approval, the Company has also agreed to issue and allot to Mr Denis Hanley 151,334 Placement Shares and associates of Mr Malcolm McComas 53,333 Placement Shares, all for $0.75 per Placement Share and all in the second tranche.

Resolution 1

Approval of First Tranche of Placement Shares under ASX Listing Rule 7.4

ASX Listing Rule 7.4 provides that shareholders may subsequently approve the issue of securities made within the 15% limitation of ASX Listing Rule 7.1. The Company is seeking approval under ASX Listing Rule 7.4 for the issue of the first tranche of 16.2 million Placement Shares to be issued and allotted on 12 November 2004. If approved (and subject to the approval of resolution 2), the Company will again be able to issue new securities up to the 15% limitation without prior approval of shareholders. If resolution 1 is passed but resolution 2 is not passed, the Company would have the capacity to issue the second tranche Placement Shares under this resolution 1.

Recommendation

The Board unanimously recommends that shareholders vote in favour of resolution 1.

Resolution 2

Approval of Second Tranche of Placement Shares under ASX Listing Rule 7.1

In general terms, ASX Listing Rule 7.1 requires shareholder approval for the issue of securities if, over a 12 month period, the number of securities issued is greater than 15% of the ordinary shares of the Company at the start of the 12 month period.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of the second tranche of 5.8 million Placement Shares. If resolutions 1 or 2 are approved, the second tranche Placement Shares will be issued and allotted as soon as practicable after receipt of shareholder approval scheduled for consideration at the General Meeting on 13 December 2004 (and in no event later than three months after the date of the General Meeting).

Recommendation

The Board unanimously recommends that shareholders vote in favour of resolution 2.

Resolution 3

Approval of Issue of Second Tranche Placement Shares to Mr Denis Hanley under ASX Listing Rule 10.11

Subject to necessary shareholder approval, the Company has agreed to issue and allot 151,334 second tranche Placement Shares for $0.75 per Placement Share to Mr Denis Hanley, the chairman of the Company. Mr Denis Hanley is a related party of the Company as he is a director of the Company. ASX Listing Rule 10.11 requires shareholder approval if the Company wishes to issue equity securities to a related party. At the date of this explanatory statement, Mr Denis Hanley currently holds 560,000 fully paid ordinary shares and 1,040,000 options over ordinary shares in the capital of the Company. The Placement Shares to be issued to Mr Denis Hanley rank equally with all other Placement Shares and fully paid ordinary shares in the capital of the Company. Resolution 3 seeks the necessary approval under ASX Listing Rule 10.11 required to allow the Placement Shares to be issued to Mr Denis Hanley.

The issue of shares to Mr Denis Hanley is effectively also conditional of the approval of shareholders of either of resolution 1 or resolution 2 (i.e. to permit the issue of the second tranche Placement Shares).

If approved, the Placement Shares will be issued to Mr Denis Hanley as soon as practicable after receipt of shareholder approval scheduled for consideration at the General Meeting on 13 December 2004 (and in no event later than one month after the date of the General Meeting).

Recommendation

The Board (with Mr Denis Hanley abstaining) unanimously recommends that shareholders vote in favour of resolution 3.

Resolution 4

Approval of Issue of Second Tranche Placement Shares to Associates of Mr Malcolm McComas under ASX Listing Rule 10.11

Subject to necessary shareholder approval, the Company has agreed to issue and allot a total of 53,333 second tranche Placement Shares for $0.75 per Placement Share to associates of Mr Malcolm McComas, an independent director of the Company. Mr Malcolm McComas is a related party of the Company as he is a director of the Company. The associates who are proposed to be issued shares are also related parties of the Company for the purpose of the ASX Listing Rules and comprise of Mr McComas' spouse and two corporate entities associated with Mr McComas. ASX Listing Rule 10.11 requires shareholder approval if the Company wishes to issue equity securities to a related party. At the date of this explanatory statement, Mr Malcolm McComas currently holds 100,000 fully paid ordinary shares and 200,000 options over ordinary shares in the capital of the Company. The Placement Shares to be issued to associates of Mr Malcolm McComas rank equally with all other Placement Shares and fully paid ordinary shares in the capital of the Company. Resolution 4 seeks the necessary approval under ASX Listing Rule 10.11 required to allow the Placement Shares to be issued and allotted to associates of Mr Malcolm McComas.

The issue and allotment of shares to associates of Mr Malcolm is effectively also conditional of the approval of shareholders of either of resolution 1 or resolution 2 (i.e. to permit the issue of the second tranche Placement Shares).

If approved, the Placement Shares will be issued and allotted to the associates of Mr Malcolm McComas as soon as practicable after receipt of shareholder approval scheduled for consideration at the General Meeting on 13 December 2004 (and in no event later than one month after the date of the General Meeting).

Recommendation

The Board (with Mr Malcolm McComas abstaining) unanimously recommends that shareholders vote in favour of resolution 4.

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 



Appointment of Proxy

I/We being a member/s of Pharmaxis Ltd and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Pharmaxis Ltd to be held at Unit 2, 10 Rodborough Road, Frenchs Forest NSW on 13 December 2004 at 10:30 am and at any adjournment of that meeting.

 

IMPORTANT: FOR ITEMS 1 TO 4 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 to 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 to 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.



Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of First Tranche of Placement Shares under ASX Listing Rule 7.4			
2.	Approval of Second Tranche of Placement Shares under ASX Listing Rule 7.1			
3.	Approval of Issue of Second Tranche Placement Shares to Mr Denis Hanley under ASX Listing Rule 10.11			
4.	Approval of Issue of Second Tranche Placement Shares to associates of Mr Malcolm McComas under ASX Listing Rule 10.11			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
		
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

PXS 17PR 

PXS_4_1_008837_0306/000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:30 am on 13 December 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia
BY FAX	Registered Office - 61 2 9451 3622
	Share Registry - 61 2 8235 8220

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

9 November 2004

Dear Shareholder

OFFER OF NEW FULLY PAID ORDINARY SHARES IN PHARMAXIS LTD UNDER A SHARE PURCHASE PLAN

Pharmaxis Ltd is pleased to enclose details of the company's share purchase plan (**Plan**).

The company is offering shareholders with registered addresses in Australia at 5.00 pm on 8 November 2004 the opportunity to subscribe for up to $4,998 worth of new fully paid ordinary shares in the capital of the company at a price of $0.75 per share. The company is able to make this offer to shareholders without providing a disclosure document in accordance with class order relief provided by the Australian Securities and Investments Commission.

The terms and conditions of the Plan are set out in this letter and the enclosed application form. By accepting the offer to apply for new shares under the Plan, you agree to be bound by these terms and conditions and the constitution of the company.

The company has achieved a number of significant milestones since its listing on Australian Stock Exchange Ltd in November 2003. Amongst other things, the company has completed the Phase III clinical trials of Aridol™ as a lung function test. On 3 November 2004, the company announced that it had undertaken a placement of 22 million fully paid ordinary shares at an issue price of $0.75 per share to certain institutional and sophisticated investors to raise a total of $16.5 million. Elements of the placement are conditional on shareholder approval.

The purposes of the Plan are to:

- give shareholders the opportunity to subscribe for shares at the same price paid by investors in the placement without having to incur brokerage fees; and
- raise additional funds for the company which, the funds raised under the placement, will replenish the cash expended during 2004 on the company's successful clinical trials and therefore allow the company to proceed with a new international Phase III trial for Bronchitol™ in 2005.

Eligibility

Holders of the company's shares with registered addresses in Australia as at 5.00 pm Sydney time on the record date of 8 November 2004 are eligible to participate. There is no minimum shareholding requirement. The company has determined that it is not lawful or practical for shareholders in other jurisdictions to participate in the Plan.

The offer under the Plan is non-renounceable and therefore eligible shareholders may not transfer their rights to subscribe for shares under the Plan.

Price of Shares Offered Under the Plan

The issue price for each new fully paid ordinary share offered under the Plan is $0.75.

The issue price $0.75 is the same as the issue price used in the placement announced to shareholders on 3 November 2004. The issue price represents approximately an 8.9% discount to the volume weighted average share price of the company's shares during October 2004 and approximately a 10.9% discount to the volume weighted average share price of the company's shares over the five days on which sales were recorded prior to the announcement of the Plan.

Price Risk

The market price of the company's shares may rise or fall between the date of the offer and the date when the new shares are issued. This means that the price you pay for the new shares under the Plan might exceed the market price of company's shares at the time the new shares are issued. Any change in the market price of the company's shares will not change the issue price of $0.75 under the Plan.

Entitlement

If you are eligible to participate in the Plan, you may select only one of the following five alternative offers to apply for new shares:

Alternative	Number of New Shares	Amount Payable
Offer A	1,332	$999.00
Offer B	2,668	$2,001.00
Offer C	4,000	$3,000.00
Offer D	5,332	$3,999.00
Offer E	6,664	$4,998.00

Limit on Participation

The maximum value of shares that may be applied for under this Plan is $4,998. In order to comply with Australian Securities and Investments Commission relief in respect of the Plan, the maximum value of new shares each eligible shareholder (irrespective of the size of their shareholding) may apply for under this Plan or similar arrangements is $5,000 over any twelve month period. *This limit will apply even if you receive more than one offer from the company (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts).* However, if you act as trustee or nominee in respect of more than one beneficiary, you may apply for up to $4,998 of new shares for each occasion that you are separately recorded as trustee or nominee for a different beneficiary. The company reserves the right to reject any application for new shares where it believes this requirement has not been complied with.

Allocation of New Shares

Under the ASX Listing Rules, the company may generally issue up to 30% of ordinary issued capital under a share purchase plan without shareholder approval provided certain conditions are met. Given the number of shareholders at the date of this letter, the company considers that it is unlikely that the company will issue greater than 30% of its existing share capital. However, if acceptances under the Plan exceeds this 30% limit, the company will scale back acceptances on a pro-rata basis so that the total number of shares issued under the Plan does not exceed 30% of ordinary issued capital. You may therefore be issued with fewer shares than you select from the table above.

Costs of Participation

No brokerage, commission, stamp duty or other transaction costs will be payable by you in respect of the application for and issue of new shares under the Plan.

Offering Opening and Closing Dates

The offer opens at 9.00 am Sydney time on **12 November 2004**.

The offer closes at 5.00 pm Sydney time on **3 December 2004**.

The company may vary the date for closing the offer and will announce any such variation to the Australian Stock Exchange.

Acceptance Instructions

To accept the offer, complete the application form and select the offer (Offer A, Offer B, Offer C, Offer D or Offer E) with respect to the number of shares you wish to apply for. The completed application form with a cheque made payable to "Pharmaxis Ltd Trust Account" and crossed "Not Negotiable" for the amount payable by you for the shares should be received by Computershare Investor Services Pty Ltd no later than 5.00 pm on the closing date of the offer.

Delivery details are as follows

By Hand
Computershare Investor Services Pty Limited
Level 3, 60 Carrington St
Sydney NSW 2000

By Post
Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

Once you have accepted the offer you may not withdraw your acceptance.

The company reserves the right to reject your application and not issue any new shares to you if your application form is not completed correctly or your cheque is for an incorrect amount or does not clear within five business days of presentation.

Issue of New Fully Paid Ordinary Shares under the Plan

The new Shares are proposed to be issued and allotted on or about 13 December 2004. It is expected that the new shares will be quoted on ASX on or about 17 December 2004 and you should receive your holding statement or confirmation advice in respect of the new shares shortly after that date.

New fully paid ordinary shares issued under the Plan will rank equally and carry the same rights as existing fully paid ordinary shares in the company.

Administration of the Plan

The Plan is administered by the Board of the company. The Board may adopt such administrative procedures as it thinks appropriate in relation to the Plan. The Board may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, offer, acceptance or shares, and the decision of the Board will be conclusive and binding on all participants and other persons to whom the determination relates. The Board reserves the right to waive compliance with any provision of these terms and conditions. The Board may reject any application form for any reason and may scale back acceptances.

Modification and Termination

Subject to the Corporations Act 2001 and the ASX Listing Rules, the company may modify or terminate the Plan at anytime, and may also implement another Plan in the future, but it is not obliged to do so. The company will notify the ASX of any modification or termination of the Plan.

Acknowledgements

Participation in the Plan is entirely optional and the company does not make any recommendation or give any advice regarding whether eligible shareholders should participate in the Plan. You should consult your professional adviser in relation to this offer and your participation in the Plan.

By accepting an offer under the Plan, you acknowledge and agree that:

- you have read, understood and agree to be bound by the terms and conditions of the Plan;
- the aggregate of the application price for the new shares the subject of the application and any other shares and interests in the class applied for by you under the Plan or a similar arrangement in the 12 months prior to the application for new shares under the Plan does not exceed $5,000;
- you have sought such professional advice in relation to the Plan as you deem necessary; and
- you agree to be bound by the constitution of the company.

Contacts

If you have any questions about the Plan please contact Mr David McGarvey, the company secretary, by email on info@pharmaxis.com.au or Computershare Investor Services Pty Ltd on 1300 850 505.

Yours sincerely



David McGarvey
Company Secretary

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 7115 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
web.queries@computershare.com.au
www.computershare.com

A

Use a black pen.
Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Share Purchase Plan Application Form

Securityholders eligible to participate in the Share Purchase Plan may select one only of the following offers to purchase shares in Pharmaxis Ltd

Offer Closes: 5pm Sydney time on 3 December 2004

Securityholder Entitlement details

Subregister	
Record Date	8 November 2004
Entitlement Number	

To be completed by Securityholder

B I/We wish to apply for the value of Fully Paid Ordinary Shares set out below in accordance with the terms and conditions of the Share Purchase Plan, as set out in the accompanying letter dated 9 November 2004.

The total cost of all Fully Paid Ordinary Shares purchased by an eligible shareholder under the Share Purchase Plan must not exceed $5,000.

Please mark one box only

Offer A	Offer B	Offer C	Offer D	Offer E
$999 **OR** 1,332 Shares	$2,001 **OR** 2,668 Shares	$3,000 **OR** 4,000 Shares	$3,999 **OR** 5,332 Shares	$4,998 **OR** 6,664 Shares

I/We enclose my/our payment for the amount shown above being payment of $0.75 per new Fully Paid Ordinary Share. I/We hereby authorise you to register me/us as the holder(s) of the Fully Paid Ordinary Shares allotted to me/us, and I/we agree to be bound by the constitution of the company.

C **Enter your contact details**

Contact Name | Telephone Number - Business Hours / After Hours ( )

Cheque details - Make your cheque or bank draft payable to Pharmaxis Ltd Trust Account

D

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 855 080 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

See back of form for completion guidelines

PXS 1SPP



How to complete this form

Acceptance of the Share Purchase Plan offer

A **Registration Name(s)**

Your name and address as it appears on the Register of Pharmaxis Ltd.

B **The Offer**

You can apply for shares to a maximum value of $4,998 in the denominations provided.

C **Contacts Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

D **Payment**

Make your cheque or bank draft payable to "Pharmaxis Ltd Trust Account" in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with your selection made in selection B or the company may reject your application.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Share Purchase Plan Form being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

Pharmaxis Ltd Share Purchase Plan

The terms and conditions of the Share Purchase Plan are set out in the accompanying letter dated 9 November 2004. By accepting the offer and completing this application form, you acknowledge and agree:

- that you have read, understood and agree to be bound by the terms and conditions of the Share Purchase Plan;
- that the aggregate of the application price for the new shares the subject of the application and any other shares and interests in the class applied for by you under the Share Purchase Plan or a similar arrangement in the 12 months prior to the application for new shares, does not exceed $5,000;
- you have sought such professional advice in relation to the Share Purchase Plan as you deem necessary; and
- you agree to be bound by the constitution of the company.

Lodgement of Share Purchase Plan

Share Purchase Plan Forms must be received at the Sydney office of Computershare Investor Services Pty Limited by no later than 5pm Sydney time on 3 December 2004. Return the Share Purchase Plan Form to:

Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001

OR

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

1 S P P

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning the Share Purchase Plan Offer please contact Computershare Investor Services Pty Limited on telephone 1300 855 080.

008815 - V3

P X S

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 7115
Sydney NSW 2001
Australia


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

1 November 2004

Pharmaxis Ltd

TRADING HALT

The securities of Pharmaxis Ltd (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 3 November 2004 or when the announcement is released to the market.

Security Code: PXS

David Barnett
Assistant Manager, Companies Sydney

pharmaxis

1 November 2004

Australian Stock Exchange Ltd
20 Bridge Street
Sydney NSW 2000

Attention: David Barnett

Dear David,

REQUEST FOR TRADING HALT

Pharmaxis Ltd (**Pharmaxis**) requests an immediate two day trading halt.

In accordance with Listing Rule 17.1, Pharmaxis provides the following information:

a) Pharmaxis is proposing to undertake a placement and a share purchase plan. Pharmaxis is requesting the trading halt to enable the company to conduct an investor bookbuild and to prevent trading in its securities in an uninformed market.
b) Pharmaxis requests that the trading halt commence pre-open on 1 November 2004 and to continue until the commencement of trading on 3 November 2004.
c) Prior to the end of the trading halt, Pharmaxis will make a further announcement to the market.
d) Pharmaxis is not aware of any reason why the trading halt should not be granted.

Yours sincerely

David McGarvey



Chief Financial Officer/Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended ("current quarter")
75 082 811 630	30 September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from research grants		435	435
1.2	Payments for	(a) staff costs	(846)	(846)
		(b) advertising and marketing	-	-
		(c) research and development	(1,458))	(1,458)
		(d) leased assets	-	-
		(e) other working capital	(496)	(496)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		321	321
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(2,044)	(2,044)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,044)	(2,044)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(24)	(24)
	(d) physical non-current assets	(251)	(251)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(275)	(275)
1.14	**Total operating and investing cash flows**	(2,319)	(2,319)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	34	34
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	34	34
	Net increase (decrease) in cash held	(2,285)	(2,285)
1.21	Cash at beginning of quarter/year to date	25,217	25,217
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	22,932	22,932

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$40
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	97	55
4.2 Deposits at call	730	1,063
4.3 Bank overdraft		
4.4 Other (bank accepted commercial bills)	22,105	24,099
Total: cash at end of quarter (item 1.22)	22,932	25,217

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: (Company secretary) Date: ...28 October 2004......

Print name: ...David McGarvey................

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

pharmaxis

ASX/ Media release **26 October 2004**

Pharmaxis Aridol asthma trial successful

Pharmaxis (ASX:PXS) is pleased to announce the Phase III clinical trial of Aridol™ achieved its endpoints. The trial was designed to evaluate Aridol as a test for asthma. The positive results mean the company will apply for marketing authorisation later this year in Australia, and early in 2005 in Europe. Subject to regulatory approval, sales of Aridol are expected to commence in 2005. The annual revenue potential of Aridol as a management tool for Asthma is estimated to be in excess of $250 million.

Aridol is designed to identify patients with active asthma and provide information on the severity of their disease and the effectiveness of their current treatment. In the trial, Aridol correlated well with patients diagnosed as asthmatic by an expert physician. Importantly, preliminary analysis of the Aridol test results also suggests that 25% of the asthmatic patients studied should have their medication increased or changed to improve control of their disease, and up to 17% could have their medication decreased without adverse effects.

Alan Robertson, Pharmaxis chief executive officer said, "The results provide evidence that Aridol can improve current best practice for diagnosis and management of asthma and ultimately offer a better health outcome for asthma patients. We are continuing to invest globally in studies that will establish Aridol as the yardstick by which asthma is assessed."

Asthma is a public health problem affecting 52 million people worldwide and 2.2 million people in Australia, and patients often need daily medication for its life-long effects. The diagnosis and management of asthma is most commonly based on observation of symptoms. Recent surveys indicate that only 5% of patients achieve optimum control of their asthma[1]. For a long time, a new tool such as Aridol has been needed that can reduce the cost of asthma to healthcare systems and improve patients well being. Asthma cost the US healthcare system alone US$15 billion last year. In 2003, 400 lives in Australia and 4,500 in the United States were lost to asthma.

The study demonstrated the safety of Aridol as a test for assessing the presence and severity of airway inflammation, and its sensitivity and specificity in identifying children and adults with asthma.

The trial also demonstrated that Aridol compared well with hypertonic saline (HS), a test used to confirm asthma amongst athletes at the recent Olympic games. No serious adverse events occurred in any subject.

Brett Charlton, Pharmaxis medical director said, "The consistent feedback from trial participants was that Aridol was easy and comfortable to use. We have much more data from the trial that we are still analysing, but even at this early stage we can say that Aridol has proven itself as a useful and practical new tool for clinicians treating asthma"

The Phase III, open label, blinded, randomised crossover trial commenced in January 2004, and studied 646 asthmatic and non-asthmatic subjects aged from 6 to 83 years, at 12 hospitals in Sydney, Melbourne, Brisbane, Newcastle and Canberra.

The trial was conducted in accordance with the International Committee of Harmonisation (ICH) guidelines for Good Clinical Practice (GCP).

Aridol is a patented, inhalable, dry powder that can be administered using a convenient, hand-held device. The test does not require specialist equipment and can be performed in a general practitioner's surgery. It is manufactured by Pharmaxis in the company's TGA-approved manufacturing facility.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

[1] *J Allergy Clin Immunology 2004, 114(1);40-47*

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer

Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Released through: - Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis (ACN 082 811 630)

Pharmaxis develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley and is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.

About the Trial

The following information is provided in accord with the draft ASX and AusBiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies.

Name of Trial	DPM- A-301
Blinding Status	Operator blinded, open label
Placebo Controlled	No
Treatment Method	
Route	Inhalation
Frequency	Repeat administration on a single occasion
Dose levels	0-635 mg
Number of Subjects completing a test	646
Dropout Rate	Nil
Subject Selection Criteria	Either gender, ≥ 6 years, with a baseline FEV1 > 70% for asthmatics or >80% for non asthmatics of predicted
Primary End Points	
Safety	No serious adverse events
Sensitivity compared to existing HS test Specificity compared to existing HS test	81% 87%
Secondary End Points	
Sensitivity compared to diagnosis (in patients not on inhaled corticisteroids) Specificity compared to diagnosis	Up to 91% 95%
Other	Additional analysis in progress

About asthma

Asthma is a common, chronic lung disease that affects people of all ages. It is characterised by ongoing breathing problems and symptoms of wheezing, breathlessness, chest tightness and coughing. Although the causes of the disease are not fully understood, often there is a family history of asthma, eczema or hay fever.

Asthma is most commonly triggered by colds and flu, exercise, inhaled allergens (pollens, moulds, animal hair and dust mites), cigarette smoke, changes in temperature and weather, particular drugs (including aspirin and some blood pressure medications),

chemicals and strong smells and some foods, food preservatives, flavourings and colourings.

When asthma is not effectively diagnosed and treated, it can lead to a decrease in quality of life and poor participation in exercise activities, school and workplace absenteeism, hospitalisation, and in some cases, death.

Australia has the highest rate of asthma in the world. The disease affects one in four children, one in seven teenagers and one in 10 adults. It is the most common medical cause for hospitalisation among children aged five to 14. It is estimated that one in five Australians with asthma are undiagnosed. Furthermore, many people with asthma are also misdiagnosed.

Although there is no cure for asthma, people with asthma can effectively control their symptoms and enjoy a better quality of life by taking asthma medication, continuing to monitor their symptoms, staying active and healthy, avoiding triggers if and when possible, having an asthma action plan and visiting their doctor regularly.

About Aridol™

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to diagnose a patient's asthma.

The innovative Aridol™ lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately diagnose the severity of a patient's disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. This change in the airways is simply detected by measuring the amount of air a person can exhale in one second (FEV1). The smaller the dose required to cause contraction, the more severe the patient's asthma diagnosis. People without asthma do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure how severe a patient's asthma is and the medication and dose required to bring it under control.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	64,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of fully paid ordinary shares upon exercise of options granted under the Pharmaxis Ltd Employee Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	64,000 shares at $0.125 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options under Pharmaxis Ltd Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18th October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,340,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		2,784,000	Options expiring on various dates with an exercise price pf $0.125 (ASX Code PXSAM)
		7,104,000	Options expiring on various dates with an exercise price pf $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price pf $0.376 (ASX Code PXSAQ)
		60,000	Options expiring 24 March 2014 with an exercise price pf $0.508 (ASX Code PXSAS)
		15,000	Options expiring 3 June 2014 with an exercise price pf $0.426 (ASX Code PXSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from policy disclosed in the prospectus dated 26 September 2003

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15th October 2004
(Company secretary)

Print name: ......David McGarvey...........

== == == == ==

+ See chapter 19 for defined terms.

pharmaxis

Media release 01 October 2004

Aridol™ update

Data collection complete for Phase III Aridol™ study

Final patient recruitment for Pharmaxis' Phase III trial of Aridol, its asthma management product, was 654 compared with a target of 600, and 616 patients completed the study. Data collection from the 12 clinical trial centres is complete. 42,000 pages of data were forwarded to the independent contract research organisation (CRO) for database entry, verification and statistical analysis. All data has been entered and final queries have been completed with the participating clinical trial centres.

Results from the trial are expected to be available during the second half of October.

Aridol is a patented, inhalable, dry powder that is administered using a convenient, hand-held device. The test does not require specialist equipment and can be performed in a general practitioner's surgery. It is manufactured by Pharmaxis in the company's TGA-approved manufacturing facility.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer

Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Released through:

Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley and is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.

About Aridol™

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to diagnose a patient's asthma.

The innovative Aridol™ lung function test, developed by Australian researchers and under licence to local specialist pharmaceutical company, Pharmaxis Ltd, will help doctors more accurately diagnose the severity of a patient's disease and prescribe the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient's asthma diagnosis.

Doctors can use the results of this test to measure how severe a patient's asthma is and what medications and dose are needed to bring it under control. The home-grown test could benefit people with asthma and other diseases world-wide

For more information about the Aridol lung function test, go to www.pharmaxis.com.au or call +61 2 9451 5961.

Quarterly Report to Shareholders No 4

pharmaxis

Alan D Robertson
Chief Executive Officer

July – September 2004


ARID

Pharmaxis is developing human healthcare products for the treatment and management of respiratory and autoimmune diseases.

Company Overview

- We have a diversified portfolio of products at various stages along the path to international commercialisation.
- We are building a fully integrated pharmaceutical company with activities spanning research & development through to manufacture, marketing and distribution.
- Products include a new management tool for both asthma and chronic obstructive pulmonary disease (Aridol) and a new treatment for cystic fibrosis and chronic obstructive pulmonary disease (Bronchitol).
- Aridol is at the pre-market approval registration phase of its development.
- Bronchitol is at the Phase III stage of its clinical development in bronchiectasis and Phase II in cystic fibrosis.
- Projects include new treatments for multiple sclerosis (PXS25 and PXS2030) and for rheumatoid arthritis (PXS2076).

"Two clinical trials completed, one in progress"

Quarter Highlights

- Completion of patient enrolment of Aridol Phase III asthma clinical trial.
- Completion of patient enrolment for Bronchitol Phase II bronchiectasis trial.
- Announcement of results from Bronchitol Phase II clinical trial.
- Commencement of investigator sponsored UK trial with Aridol.
- Progress on the development of PXS25 for multiple sclerosis.
- Aridol for asthma pre-IND meeting held with the US Food and Drug Administration (FDA).
- Presentation of Bronchitol interim results from the Phase II bronchiectasis study at the European Respiratory Society in Glasgow, Scotland.

"Enrolment completed for Aridol and Bronchitol clinical studies"

"Positive bronchiectasis results announced"

Current Activities

Bronchitol

- Having completed a successful clinical trial in patients suffering with bronchiectasis, we are now in a position to implement the next steps in its development to bring this important new therapy to the marketplace. It is important that the right clinical trial is planned for the longer term clinical studies. To that end, we have been working with key centres treating the disease in Australia, Europe and the USA. In addition, we are part way through an extensive safety study to ensure that Bronchitol is safe to administer to patients over extended periods of time.

"Aridol and Bronchitol further development"

Aridol

- For Aridol, we recently completed the pre-registration clinical study and additional analysis of the results are in progress. We have commenced planning for the international launch of Aridol. The manufacturing facility is being expanded and, when finished, our capacity to produce Aridol and Bronchitol will be increased threefold. We are undertaking market research in the major territories of the world to ensure a successful launch following approval to market. In the forthcoming quarter our focus will be on the market development for Aridol to ensure demand is created for the product and that we meet that demand.

"Expansion of manufacturing facility on track"

"PXS25 under development"

"Aridol Phase III study successful"

"World first for Bronchitol in bronchiectasis"

Facilities update

Throughout the quarter, both Aridol and Bronchitol continue to be manufactured to satisfy demand from the various clinical trial sites and to complete the necessary stability and pre-clinical studies required for the registration of both Aridol and Bronchitol.

Research

Our research laboratories are located in Canberra where we are actively researching the mechanisms of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. We have identified a new approach to combating these diseases and our research group have made good progress towards identifying new drug candidates for development.

Preclinical Development

PXS25 is under development as an oral product for the treatment of multiple sclerosis.

PXS25 inhibits the function of an important protein that is required for the progression of multiple sclerosis. It is based on many years of research conducted by our scientists and has a unique approach to combating this diseases. Prior to evaluation in patients, PXS25 has to pass a number of safety hurdles and it is currently in that phase of its development.

Clinical Development

Aridol™

Aridol is a patented, inhalable, dry powder that can be administered using a convenient, hand-held device. It is designed to identify patients with active asthma and provide information on the severity of their disease and the effectiveness of their current treatment. We have just completed the largest clinical trial undertaken by an Australian company. In the trial, Aridol correlated well with patients diagnosed as asthmatic by an expert physician. Importantly, preliminary analysis of the Aridol test results also suggests that 25% of the asthmatic patients studied should have their medication increased or changed to improve control of their disease, and up to 17% could have their medication decreased without adverse effects.

The Phase III, open label, blinded, randomised, crossover trial commenced in January 2004, and studied 646 asthmatic and non-asthmatic subjects aged from 6 to 83 years, at 12 hospitals across Australia.

This successful completion of the study allows a marketing application to be submitted in Australia and Europe.

Bronchitol™ for Chronic Obstructive Pulmonary Disease (COPD)

Bronchitol is being evaluated as a therapeutic for people suffering from diseases such as bronchiectasis and chronic bronchitis. Bronchitol has been designed to restore a more normal quality of life for people with long term lung infections and congestion.

A 60 patient Phase II clinical trial has been completed in Australia and New Zealand in volunteers with bronchiectasis.

"Bronchitol effective in treating bronchiectasis"

The results from the study were released in September. The trial was very successful and demonstrated that Bronchitol had a major impact on improving the quality of life for people suffering with bronchiectasis. This is the first time anywhere in the world that a new drug has shown to be of benefit for people with this disease. Most encouraging was the unsolicited feedback from people who had participated in the trial. Many of whom have asked us to accelerate the development programme and ensure this important product is brought to market as quickly as possible. We are responding to this request and expect to start the final pre-registration trials in the first half of next year.

The results from this study are being prepared for publication and positions Bronchitol in a unique class. We are now working with key international respiratory physicians and eagerly await the commencement of the new study.

"Patient recruitment into the cystic fibrosis clinical study remains steady"

Bronchitol™ for cystic fibrosis

This multicentre Phase II study across Australia and New Zealand in patients with cystic fibrosis is recruiting steadily. The primary objective of the study is to improve quality of life and the lung function of patients following two weeks of treatment.

Recruitment into this study has accelerated during the last quarter particularly amongst children affected by the disease.

The study is expected to close during the fourth quarter.

Publications/Presentations

"Bronchitol at the European Respiratory Society meeting"

Aridol and Bronchitol have been the subject of more than 25 publications in peer reviewed journals by a variety of research laboratories throughout the world.

At the European Respiratory Society Annual congress held in Glasgow, Scotland on September 4-8, two presentations were made on the role of Bronchitol in treating bronchiectasis. In addition, one presentation was made on Aridol.

"New PCT application filed"

Intellectual Property

Our patent portfolio continues its journey without incident through the approval stages in the various territories.

During this quarter, Patent Family 6 has been filed as a single Patent Cooperation Treaty (PCT) international application for which we have designated the 120 member countries. Under the PCT, an international prior art search is conducted and this is in progress through the European Patent Office.

	USA	Europe	Australia	ROW
Patent Family 1 – Aridol and Bronchitol	G	P	G	P/G
Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G
Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	n/a	G	n/a
Patent Family 4 – Novel compounds and methods	P	P	P	G/P
Patent Family 5 – Novel pyrans and methods (PXS25)	PCT	PCT	PCT	PCT
Patent Family 6 – Novel cannabinoid agonists (PXS2030)	PCT	PCT	PCT	PCT

*G = granted; P = pending; prov = provisional; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan
*Details of the patent portfolio can be found in the annual report

Financial Highlights

	Quarter ended 30 Sept 2004 $	Quarter ended 30 Sept 2003 $
Financial Performance		
Revenue		
Interest received	320,841	80,250
Research grants	323,179	433,549
Other		17,065
	644,020	530,864
Expenses		
Research & development	(2,376,830)	(978,042)
Commercial	(200,023)	-
Administration	(903,149)	(426,860)
Net loss before and after tax	(2,835,982)	(874,038)
Depreciation & amortisation	137,499	116,819

	Quarter ended 30 Sept 2004	Quarter ended 30 Sept 2003
Cash Flows		
Cash flows from operating activities	(2,043,583)	(1,088,156)
Cash flows from investing activities	(275,448)	(50,063)
Cash flows from financing activities	34,000	-
Net increase (decrease) in cash held	(2,285,031)	(1,138,219)

"Cash reserves of approximately $23 million"

	30 Sept 2004	30 June 2004
Financial Position		
Cash and bank accepted commercial bills	22,931,992	25,217,014
Plant & equipment	1,609,882	1,473,888
Intangible assets	1,163,865	1,161,909
Total assets	26,554,992	28,261,020
Total liabilities	2,576,742	1,480,789
Total shareholders' equity	23,978,249	26,780,231
Shares on Issue	108,240,000	108,016,000

- Cash and bank accepted commercial bills totalled $22.9 million at 30 September 2004.
- Research & development expenses, while 140% over the prior comparative quarter remained at a similar level to that of the June 2004 quarter. Clinical trials are the largest component of R&D expenses representing approximately 50 percent of the total. During the current quarter Pharmaxis had one clinical trial in its ongoing dosing phase and two trials completing the dosing phase and entering data analysis. Preclinical development expenses represent approximately 20 percent of total R&D expenses and during the current quarter were predominantly directed at mannitol toxicology studies required for the registration of Aridol and ongoing clinical trials of Bronchitol.

"Preparing for Aridol launch"

Manufacturing expenses represent approximately 20 percent of total R&D expenses, and during the current quarter were directed at both supplying clinical trial material and upgrading manufacturing processes and performance. The ANU based research group makes up the balance of the R&D expenses. It is focussed on autoimmune research and its expenditure does not vary significantly from quarter to quarter.

- Preparation for the market launch of Aridol has commenced. Therefore, we have separated our commercial expenses starting this quarter.
- Administration expenses have increased significantly over the prior comparative quarter and the June 2004 quarter, mainly as a result of costs associated with being a listed public company.
- Interest revenue as compared to the prior comparative quarter reflects the cash raised at the company's IPO in November 2003 and is comparable with the June 2004 quarter. Revenue from research grants varies directly with the level of underlying project research expenditure, which varies as the projects move through various stages.

Media

Financial & Corporate Relations Pty Ltd have been appointed to assist with investor communication.



Alan D Robertson
Chief Executive Officer

Contact Details

Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting the Company Secretary.

David McGarvey
Company Secretary
david.mcgarvey@pharmaxis.com.au
Telephone: 02 9454 7203

Pharmaxis Ltd
ABN 75 082 811 630
2/10 Rodborough Road
Frenchs Forest NSW 2086